Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars, except for ratios)
(Unaudited)

	For the three	Years Ended December 31
	months ended
	March 2004	2003	2002	2001	2000	1999

Earnings available for fixed charges:
Income (loss) from continuing
operations before income taxes,
minority interests, and
cumulative effects of accounting
changes, net	$131	$612	$(228)	$954	$335	$307
Add:
Distributed earnings from
equity in unconsolidated
affiliates	5	97	19	25	27	57
Fixed charges	72	203	168	209	203	194

Subtotal	$208	$912	$(41)	$1,188	$565	$558
Less:
Undistributed equity in
earnings and losses of
unconsolidated affiliates	(8)	25	74	107	88	99

Total	$216	$887	$(115)	$1,081	$477	$459

Fixed charges:
Interest expense	$56	$139	$113	$147	$146	$141
Rental expense representative
of interest	16	64	55	62	57	53

Total	$72	$203	$168	$209	$203	$194

Ratio of earnings to fixed charges	3.0	4.4	(a )	5.2	2.3	2.4

(a) For the year ended December 31, 2002 earnings were inadequate to cover fixed charges by $283 million.